January 6, 2010

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Registration No: 811-07959

Dear Ms. Hatch:

On behalf of the Trust, I am writing in response to the November 18, 2009, oral comments the Trust received from the U.S. Securities and Exchange Commission Staff (the “Staff”) regarding the Staff’s recent review of the annual shareholder reports filed on Form N-CSR of certain series of the Trust:  Davidson Multi-Cap Core Fund; Al Frank Fund, The Teberg Fund; Chase Mid-Cap Growth Fund; ActivePassive Emerging Markets Equity Fund; Huber Capital Equity Income Fund and Huber Capital Small Cap Value Fund (each a “Fund” and collectively the “Funds”).  For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by each Fund’s respective responses.

In connection with this response to the Staff’s comments, the Trust on behalf of the Funds hereby states the following:

(1)
The Funds acknowledge that in connection with the comments made by the Staff regarding shareholder reports filed on Form N-CSR, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)
The Funds acknowledge that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Funds represent that they will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Funds.

1.
Staff Comment:  With respect to page 3 of the Annual Report dated June 30, 2009 for the Davidson Multi-Cap Core Fund, please supplementally indicate whether the Total Annual Fund Operating Expenses ratio of 4.83% is the Fund’s gross expense ratio or net expense ratio.

Trust Response: The Trust responds by stating that the Total Annual Fund Operating Expenses ratio of 4.83% is the Fund’s gross expense ratio, prior to any waivers or reimbursements, as disclosed in the Fund’s Prospectus dated July 3, 2008.

2.
Staff Comment:  In the Annual Report dated December 31, 2008 for the Al Frank Fund, the “Statements of Assets and Liabilities at December 31, 2008” discloses a receivable of $38,734 captioned, “securities lending.”  Please supplementally describe what this represents.

Trust Response: The Trust responds by explaining that the amount of $38,734 represents revenue due to the Fund as a result of its participation in a securities lending arrangement with Morgan Stanley Securities Servicing, Inc. (“Morgan”).  The agreement with Morgan provides that the Fund receives a guaranteed amount in securities lending revenue annually. The amount shown is the amount required to be paid to the Fund for the fiscal period pursuant to that commitment.

3.
Staff Comment:  In the Annual Report dated March 31, 2009 for The Teberg Fund, Schedule of Investments on pages 14 and 15, please state whether the Advisor is investing in the class of shares offered by an underlying mutual fund that has the lowest expense ratio.  Please consider providing disclosure regarding this topic in future prospectus updates.

Trust Response: The Trust responds that the Advisor analyzes the expense ratios of various share classes of underlying funds it is considering prior to investing with the goal of buying for the Fund the class most appropriate given the investment horizon and other aspects of the Fund’s investment. In most cases this will result in the purchase of the share class with the lowest expense ratio that is available to the Fund.  For example, if the Fund’s purchase satisfies applicable eligibility criteria and there is no CDSC, the Fund will often buy an institutional share class which generally has a low expense ratio.  Other considerations when choosing a share class include the Fund’s qualification for sales charge discounts, any CDSC and the Fund’s expected holding period for the investment, class specific charges and services available only to certain classes of shareholders, other charges and redemption fees.

4.
Staff Comment:  The Statement of Changes in Net Assets on page 26 and the Financial Highlights on page 29 of the Annual Report dated September 30, 2008 for the Chase Mid-Cap Growth Fund includes the caption titled, “Distribution(s) in excess.”  Please note that this should be referred to as “Returns of Capital,” based on Item 13 of Form N-1A.

Trust Response: The Trust respectfully responds by explaining that the wording “Distribution in excess - Class A Shares” was used in the Chase Mid-Cap Growth Fund Statement of Changes in Net Assets as of September 30, 2008 (and thus carried over to the Financial Highlights for the Fund) because the distribution was not a “return of capital” for tax purposes, as determined by the Fund’s independent public accounting firm.  If the distribution was truly a “return of capital” for tax purposes, it would have been characterized this way in the financial statements.  The distribution in excess was a result of the Fund distributing net investment income based on the excise requirements, which are applicable to a different period of time than the Fund’s fiscal year.

The Trust further responds by stating that, if applicable, future financial statements in shareholder reports will include the caption “Returns of Capital” as stated in Form N-1A.

5.
Staff Comment:  In the Annual Report dated October 31, 2008 for the ActivePassive Emerging Markets Equity Fund on page 51, there is a footnote (d) associated with the Indonesian security titled, “PT Bumi Resources Tbk.”  Please supplementally explain what footnote (d) refers to, as it is not stated on page 53, and ensure that future financial statements include an explanation of each footnote.

Trust Response: The Trust responds by stating that footnote (d) should not be referenced in the Schedule of Investments for the Indonesian security PT Bumi Resources Tbk.  Internal draft versions of the Annual Report included the footnote on page 51 and the appropriate explanation on page 53, but when it was ultimately determined that the footnote was not applicable to the security, the final version of the Annual Report reflected only a deletion of the explanation on page 53.

6.
Staff Comment:  In the Annual Report dated October 31, 2008 for the Huber Funds, page 24, Notes to Financial Statements at October 31, 2008, please disclose whether or not the Funds retained any redemption fees.  If the Funds charge a redemption fee, any amounts retained should be disclosed as a separate line item in the Financial Highlights.

Trust Response:  The Trust responds by stating that neither of the Funds retained any redemption fees during the fiscal year.  As a result, there is no reference in the Financial Highlights. In the future, if applicable, an additional sentence will be added to the Notes to Financials to clarify that the Funds retained no redemption fees.

If you have any additional questions or require further information, do not hesitate to contact me at (414) 765-6609 or Cheryl L. King, Treasurer of the Trust, at (414) 287-3010.

Sincerely,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust